EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE

	2005	2006
	(unaudited)	(unaudited)

Numerator:
Net income (loss)	$414,793	$(830,884)

Denominator:
Denominator for basic earnings per share-weighted-average shares	13,835,870	14,049,760
Effect of dilutive securities:
Employee stock options and warrants	553,364	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,389,234	14,049,760

Basic and diluted earnings (loss) per share:
Net basic and diluted earnings (loss) per share	$0.03	$(0.06)

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